Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated May 21, 2020

Registration Statement No. 333-230192

$275,000,000 2.950% Senior Notes due 2029 (the “notes”)

Issuer:	Willis North America Inc.

Guarantors:

Willis Towers Watson Public Limited Company

Willis Towers Watson Sub Holdings Unlimited Company
Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited

Willis Towers Watson UK Holdings Limited
Willis Group Limited
Trinity Acquisition plc

Expected Ratings (Moody’s/S&P)*:	Baa3 (positive outlook) / BBB (positive watch)

Security Type:

Senior, Unsecured

The notes are being offered as additional securities under the indenture and additional notes under the supplemental indenture pursuant to which $450,000,000 aggregate principal amount of 2.950% Senior Notes due 2029 were previously issued (the “existing notes”) and will be consolidated with, and form a single series with, the existing notes for all purposes under the indenture and supplemental indenture governing the existing notes, including with respect to voting. Upon issuance, the notes will have the same terms as the existing notes (other than the issue date, issue price, the first interest payment date and the first date from which interest will accrue), will be fungible with the existing notes for U.S. federal income tax purposes and will have the same CUSIP and ISIN numbers as the existing notes. Immediately after giving effect to the issuance of the notes, there will be $725,000,000 in aggregate principal amount of the notes and existing notes outstanding.

Principal Amount:	$275,000,000

Issue Price:	102.666% of the principal amount, plus accrued interest from and including March 15, 2020 to, but excluding, May 29, 2020, totaling approximately $1,667,570 (assuming the settlement date is May 29, 2020)

Proceeds to Issuer (before underwriting discount and offering expenses plus accrued interest):	$283,999,070

Trade Date:	May 21, 2020

Settlement Date:	May 29, 2020 (T + 5)

Maturity Date:	September 15, 2029

Coupon:	2.950%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2020

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	99-19 / 0.667%

Spread to Benchmark Treasury:	195 basis points (1.95%)

Yield to Maturity:	2.617%

Optional Redemption:	Prior to June 15, 2029 (the date that is three months prior to the scheduled maturity date for the Notes), the Notes will be redeemable, at our option, in whole at any time or in part from time to time, at a redemption, or “make-whole,” price equal to the greater of:

• 100% of the aggregate principal amount of the Notes to be redeemed; and

•  an amount equal to sum of the present value of (i) the payment on June 15, 2029 of principal of the Notes to be redeemed and (ii) the payment of the remaining scheduled payments through June 15, 2029 of interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the applicable Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after June 15, 2029, we may, at our option, redeem the Notes, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

CUSIP/ISIN:	970648AJ0 / US970648AJ01

*                *                 *

Joint Book-Running Managers:	BofA Securities, Inc. HSBC Securities (USA) Inc.

Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322 or HSBC Securities (USA) Inc., toll-free at 1-866-811-8049.

We expect that delivery of the Notes (the “Notes”) will be made against payment therefor on or about the closing dates specified in this communication, each of which will be the fifth business day following the date of pricing of such Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the succeeding two business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing or the succeeding business days should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.